Exhibit 99.16

"This is a convenience translation into English of a Spanish language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

February 5, 2008

YPF S.A.

Avenida Pte. R. Sáenz Peña 777

Buenos Aires

Argentina

Re: Shelf-registration of Class D YPF S.A. shares

Dear Sirs:

I am writing as the legal representative of Repsol YPF, S.A. (the “Selling Shareholder”), holder of the majority of the Class D shares of YPF S.A. (“YPF” or the “Company”), with regard to the notice given to the National Stock Market Commission of Spain on December 21, 2007, relating to, among other matters, the sale by the Selling Shareholder of 14.9% of the capital stock of YPF to the Petersen Group (specifically, to the company named Petersen Energía, S.A.).

We hereby request that, following the instructions that we will be providing, you prepare, sign and file on behalf of the Company, the pertinent documentation for carrying out a Special Restricted Program of American Depositary Receipts (“ADRs”) representing YPF shares (the “Program”) (we will inform you shortly of the number of shares involved) and permit the pledging of the ADRs to certain banks, for the purpose of permitting the financing of the purchase of the Petersen Group and the potential public sale of such ADRs in the United States of America, in the event that the pledge is executed by the banks that are its beneficiaries. For these purposes, it is necessary that YPF assist with certain documents and activities, among which are the following:

(i)

Execute a Registration Rights Agreement (the "Agreement") between YPF, the Selling Shareholder, Petersen Energía S.A., Petersen Energía PTY Ltd., and a guaranty agent to be determined, and such other entities identified as Holders in the aforementioned agreement, in the terms to be decided upon at that time, and to perform the transactions specified in the Agreement.

(ii)

Execute and file with the Securities and Exchange Commission of the United States of America (the "SEC") a Shelf-Registration Statement pursuant to the provisions of the Securities Act of 1933 of the United States of America and any other applicable regulations of the SEC on the shares that are the subject of the Program, and to keep the shelf-registration updated during the life of the Agreement.

(iii)	Execute, upon the request of the Selling Shareholder, any other instruments that may be necessary for implementing the Program and complying with the conditions of the Agreement.

With respect to this request, please note that the terms and conditions of the Program must be approved by the Selling Shareholder on the basis of the requirements of the transaction mentioned in the first paragraph of this letter. In addition, we herein state our commitment to assume and/or immediately reimburse to YPF any expenses, charges and/or attorney fees that YPF may incur as a result of the request presented in this letter. After the Agreement is executed, this commitment must be considered modified – as appropriate – by the terms of the Agreement.

With nothing further, we hope that the Company will process this request as described herein, and we thank you for your attention to this matter.

/s/ Fernando Ramírez
Fernando Ramírez
Chief Financial Officer
REPSOL YPF, S.A.
Attorney-in-Fact